P.E. 1/31/02



CONFORMED

02012701

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 6-K

# REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

**For the month of January 2002**

**De Rigo S.p.A.**
(Translation of registrant's name in English)



**Republic of Italy**
(Jurisdiction of incorporation or organization)

**Zona Industriale Villanova**
**32013 Longarone (BL)**
**Italy**
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

For further information, please contact:
**Maurizio Dessolis**
*Chief Financial Officer*
**Tel 39 0437 7777**
Fax 39 0437 770727
e-mail: investor@derigo.com
**NYSE: DER**

**31 January 2002**
**FOR IMMEDIATE RELEASE**

# DE RIGO

## announces 10.7% sales growth for the year ended December 31st 2001

De Rigo S.p.A. (NYSE: DER) posted net sales and revenues of EUR 505.4 m (Usd 435.9 m[1]) in 2001, an increase of 10.7%, as compared with sales of EUR 456.6 m (Usd 393.8 m) in 2000.

The increase in net sales primarily reflected strong growth in the Group's wholesale & manufacturing division, particularly in the premium-priced segment of the market, and the contributions of Eyewear International Distribution ("EID"), the joint-venture with the Prada Group for the marketing and distribution of Prada-branded eyewear which only began operations in the first quarter of 2000, and General Optica ("GO"), the Spanish retail optical chain acquired by the Group in February 2000. Foreign currency translation differences, primarily related to the translation of Pounds Sterling into Euro, had a negative effect on total net sales equivalent to approximately 1.0%.

In this release, De Rigo is reporting sales for each of its three principal lines of business: wholesale & manufacturing, retail and EID, as well as net sales and revenues on a consolidated basis. In calculating its consolidated net sales and revenues, De Rigo has eliminated intercompany sales among the Group's lines of business, as detailed in the accompanying table.

The Group's consolidated net sales of EUR 505.4 m (Usd 435.9 m) for 2001 were broken down as follows: eyewear sales of EUR 235.2 m (Usd 202.8 m), lens sales of EUR 148.3 m (Usd 127.9 m), contact lens sales of EUR 69.5 m (Usd 59.9 m), and other sales and revenues of EUR 52.4 m (Usd 45.2 m), as compared with sales of EUR 202.7 m, EUR 140.6 m, EUR 61.7 m and EUR 51.6 m, respectively, for 2000.

[1] *The Group considers its results in EURO to be a more accurate measure of its financial performance, due to the distortional effect of currency translations. The results reported in Usd are converted from EUR using the exchange rate as fixed by the European Central Bank on January 29th, 2002 of EUR 1 = USD 0.8624. The financial results reported in this press release have not been audited by the Group's independent public accountants and are presented on the basis of accounting principles generally accepted in Italy.*

Total unit sales increased by 5.7% to 5,703,000. Unit sales of sunglasses increased by 7.9% and accounted for 54.5% of the Group's overall unit sales, having represented 53.4% of unit sales in 2000. Unit sales of prescription frames increased by 3.2% over the comparable period last year, and accounted for 45.5% of the Group's overall unit sales, having represented 46.6% of those sales in 2000.

Wholesale & manufacturing sales increased by 27.1% to EUR 133.6 m (Usd 115.2 m), as compared with sales of EUR 105.1 m (Usd 90.6 m) in 2000. The increase reflected the success of the Group's strategy of developing a strong presence in the premium-priced segment of the market, as sales of the Group's luxury/designer brands rose by 72.3% in Euro terms and by 31.6% in units. The growth in sales was particularly strong in a number of European markets and in the Far East, reflecting the contribution of De Rigo's three new distribution subsidiaries in Japan, Hong Kong and Singapore, and was also a consequence of increased sales made by the wholesale & manufacturing division to EID and to the Group's retail companies.

Net sales through retail companies amounted to EUR 357.7 m (Usd 308.5 m), an increase of 5.2%, as compared with sales of EUR 340.1 m (Usd 293.3 m) in 2000.

Net sales of Dollond & Aitchison ("D&A"), the Group's British retail chain, totalled EUR 247.1 m (Usd 213.1 m) in 2001, an increase of 0.9% as compared with sales of EUR 244.9 m (Usd 211.2 m) in 2000. Excluding the effect of foreign currency translation differences, D&A's net sales increased by approximately 3.0%. Same-store sales increased by 3.7% in 2001, reflecting the positive results of D&A's restructuring actions in a difficult retail environment. Sales of franchised shops totalled EUR 63.8 m (Usd 55.0 m), equivalent to an increase of approximately 7.6% at constant exchange rates, reflecting the success of D&A's program of converting underperforming company-owned shops into franchised stores. At the end of 2001, D&A operated a network of 236 owned shops and 149 franchised shops, as compared to 238 owned shops and 148 franchised shops at the end of last year.

GO, the Group's Spanish retail company, posted net sales of EUR 110.6 m (Usd 95.4 m) during 2001. Same-store sales were up by 2.6% for 2001, after a strong fourth quarter in which the company posted same-store sales growth of 11.2%. In 2000, GO posted net sales of EUR 95.2 m (Usd 82.1 m) during the eleven months in which it was consolidated by De Rigo following its acquisition in February. At the end of 2001, GO operated a network of 140 owned shops, having opened 14 new shops during 2001. Since its acquisition by the De Rigo Group, GO has opened 28 new shops.

Net sales through EID, the joint venture with the Prada Group, increased by 36.9% to EUR 32.3 m (Usd 27.9 m), as compared to sales of EUR 23.6 m (Usd 20.4 m) in 2000.

Analysing the Group's net sales in 2001 by geographic area, net sales in Europe increased by 9.5% to EUR 452.7 m (Usd 390.4 m), primarily as a result of sales growth in the wholesale & manufacturing division, the consolidation of GO for a full year and sales of Prada-branded eyewear. Net sales in the Americas increased by 13.0% to EUR 18.2 m (Usd 15.7 m), primarily reflecting growth in the wholesale & manufacturing division and sales of Prada-branded eyewear in the US market. Net sales in the Rest of the World posted an increase of 27.3% to EUR 34.5 m (Usd 29.8 m), primarily reflecting the opening of the new distribution subsidiaries in the Far East and sales of Prada-branded eyewear.

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the Prada Group for the manufacture and distribution of Prada Eyewear and of the LVMH Fashion Group for the manufacture and distribution of Fendi, Givenchy, Loewe, Celine and Marc Jacobs eyewear.

NET SALES BY PRODUCT *(Euro in millions)*

| | 12M-2000 | % of total | 12M-2001 | % of total | % change |
|---|---|---|---|---|---|
| Eyewear | **202.7** | 44.4% | **235.2** | 46.5% | 16.0% |
| Lenses | **140.6** | 30.8% | **148.3** | 29.3% | 5.5% |
| Contact lenses | **61.7** | 13.5% | **69.5** | 13.8% | 12.6% |
| Other sales and revenues | **51.6** | 11.3% | **52.4** | 10.4% | 1.6% |
| CONSOLIDATED NET SALES | **456.6** | 100% | **505.4** | 100% | 10.7% |

NET SALES BY PRINCIPAL LINES OF BUSINESS *(Euro in millions)*

| | 12M-2000 | % of total | 12M-2001 | % of total | % change |
|---|---|---|---|---|---|
| Wholesale & Manufacturing | **105.1** | 23.0% | **133.6** | 26.4% | 27.1% |
| Retail | **340.1** | 74.5% | **357.7** | 70.8% | 5.2% |
| E.I.D. | **23.6** | 5.2% | **32.3** | 6.4% | 36.9% |
| Elimination of Intercompany Sales | **-12.2** | -2.7% | **-18.2** | -3.6% | 49.2% |
| CONSOLIDATED NET SALES | **456.6** | 100% | **505.4** | 100% | 10.7% |

EYEWEAR UNIT SALES (Units in thousands)

| | 12M-2000 | % of total | 12M-2001 | % of total | % change |
|---|---|---|---|---|---|
| Sunglasses | **2,882** | 53.4% | **3,109** | 54,5% | 7.9% |
| Prescription eyewear | **2,513** | 46.6% | **2,594** | 45,5% | 3.2% |
| TOTAL | **5,395** | 100% | **5,703** | 100% | 5.7% |

NET SALES BY GEOGRAPHIC AREA *(Euro in millions)*

| | 12M-2000 | % of total | 12M-2001 | % of total | % change |
|---|---|---|---|---|---|
| Europe | **413.4** | 90.6% | **452.7** | 89.6% | 9.5% |
| Americas | **16.1** | 3.5% | **18.2** | 3.6% | 13.0% |
| Rest of the world | **27.1** | 5.9% | **34.5** | 6.8% | 27.3% |
| CONSOLIDATED NET SALES | **456.6** | 100% | **505.4** | 100% | 10.7% |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2002

DE RIGO S.p.A.

By: /s/ Ennio De Rigo
Ennio De Rigo
Chairman of the Board of Directors